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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------
                        COMMISSION FILE NUMBER: 001-13750
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                 (Translation of registrant's name into English)


                              NO. 9, LONGTAN STREET
                                LONGTAN DISTRICT
                           JILIN CITY, JILIN PROVINCE
                           PEOPLE'S REPUBLIC OF CHINA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-              .
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    FORM 6-K

                                TABLE OF CONTENTS

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Signature                                                                                               3

Announcement of the Resolutions Passed at the Extraordinary General Meeting, dated                Exhibit
September 29, 2005
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


Date: November 7, 2005
                                    By: /s/ Yu Li
                                        ----------------------------------------
                                        Name:  Yu Li
                                        Title: Chairman

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                                                                         EXHIBIT



                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                              (CHINESE CHARACTERS)
 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA
                             WITH LIMITED LIABILITY)
                               (STOCK CODE: 0368)

                     ANNOUNCEMENT OF THE RESOLUTIONS PASSED
                      AT THE EXTRAORDINARY GENERAL MEETING

The Company and its directors warrant the truthfulness, accuracy and completeness of the contents of this announcement and that there are no misrepresentations or misleading statements in or material omissions from this announcement.

I.   IMPORTANT MATTERS
No new resolutions were proposed to be considered and no proposals were put forward to veto or amend any resolutions at the meeting.

II.  CONVENING OF THE EGM
The extraordinary general meeting (the "EGM") for the shareholders ("Shareholder(s)") of Jilin Chemical Industrial Company Limited (the "Company") was held at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People's Republic of China (the "PRC") on 29 September 2005. The EGM was convened by the board of directors ("Board") of the Company and chaired by Mr. Yu Li, the chairman of the Board. Voting by poll was taken at the EGM. The meeting was convened in accordance with the relevant laws and regulations and the articles of association of the Company (the "Articles of Association").

III. ATTENDANCE AT THE EGM
The EGM was attended by 1 shareholder (or proxy) of the Company holding 2,555,363,492 shares, representing 71.758% of the Company's total share capital, among which nil Share was PRC-listed shares ("A Share(s)") and 159,063,492 Shares were overseas-listed foreign investment shares ("H Share(s)"), representing 16.487% of the total number of the H Shares with voting rights held by the holders of the H Shares ("H Shareholder(s)" of the Company.

IV.  CONSIDERATION OF AND VOTING ON THE RESOLUTIONS
The following ordinary resolutions were considered and passed at the EGM:

1. "The Supplemental Composite Services Agreement be and is hereby approved, and any director of the Company be and is hereby authorized to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement."

96,381,292 Shares voted in favour, representing 99.873% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM. 123,000 Shares voted against, representing 0.127% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM.

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Among the H Shares, 96,381,292 Shares voted in favour, representing 99.873% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 123,000 Shares voted against, representing 0.127% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

2. "The Supplemental Master Products and Services Agreement be and is hereby approved, and any director of the Company is authorized to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement."

96,411,292 Shares voted in favour, representing 99.904% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM. 93,000 Shares voted against, representing 0.096% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM.

Among the H Shares, 96,411,292 Shares voted in favour, representing 99.904% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 93,000 Shares voted against, representing 0.096% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

3. "The Assets Management Agreement is and hereby approved, and any director of the Company is authorized to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement."

96,391,292 Shares voted in favour, representing 99.842% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM. 153,000 Shares voted against, representing 0.158% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM.

Among the H Shares, 96,391,292 Shares voted in favour, representing 99.842% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 153,000 Shares voted against, representing 0.158% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

According to the Articles of Association, PetroChina Company Limited, as a connected person of the Company, abstained from voting on the above mentioned resolutions and 2,396,300,000 Shares carrying voting rights held by it were not counted towards the relevant quorum.

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V.   SCRUTINY OF VOTE-TAKING AND LEGAL OPINIONS
The Company had appointed Hong Kong Registrars Limited jointly with King & Wood, the legal advisers to the Company on PRC laws, as the scrutineers to monitor the vote-taking procedures at the EGM.

As witnessed by and stated in the legal opinions issued by Zhou Ning of King & Wood, the convening and holding of the EGM, the qualifications of people who attended the EGM and the voting procedures adopted at the EGM are in compliance with the provisions of the Securities Law of the PRC, the Company Law of the PRC, Opinions on the General Meeting for Shareholders issued by the China Securities Regulatory Commission and other relevant laws, regulations and the Articles of Association.


                                                           By Order of the Board
                                                                     ZHANG LIYAN
                                                               Company Secretary
                                                                      Jilin, PRC
                                                              September 29, 2005

As at the date of this announcement, the Board consists of the following directors:

EXECUTIVE DIRECTORS: Yu Li, Zhang Xingfu, Li Chongjie
NON-EXECUTIVE DIRECTORS: Yang Dongyan, Ni Muhua, Jiang Jixiang, Xiang Ze INDEPENDENT NON-EXECUTIVE DIRECTORS: Lu Yanfeng, Zhou Henglong, Wang Peirong, Fanny Li.